UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

TABLE OF CONTENTS

I.	EDP Release dated September 26, 2006: Announcement to the Market from the Executive Board of Directors of EDP

II.	EDP Release dated October 4, 2006: Consortium Eólicas de Portugal wins Portuguese tender for new wind power licenses

Reuters: EDPP.IN / EDP.N	ANNOUNCEMENT TO THE MARKET FROM THE EXECUTIVE
Bloomberg: EDP PL / EDP US	BOARD OF DIRECTORS OF EDP

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

The General and Supervisory Board of EDP – Energias de Portugal, S.A. (“EDP”) in a meeting held today, gave a favourable prior opinion to the strategic plan presented by the Executive Board of Directors. This confirms the main strategic guidelines that, last July, were subject to the favourable prior opinion of the General and Supervisory Board and presented to the market.

EDP’s strategic vision as an Iberian value creation leader is based on three main vectors: controlled risk, superior efficiency and focused growth.

Regarding growth, priorities are: expansion in Renewables to achieve a global leadership position; sustainable growth in the Iberian market; increase the balance between generation and distribution activities in the Brazilian market and development of an integrated gas business.

In addition, the importance of partnerships in the implementation of this strategy has been confirmed, complying with a set of principles, highlighting the strategic control of the business areas, the accounting consolidation of businesses and the absence of conflicts of interests.

The strategic plan shows that EDP has the ability to develop an autonomous project with levels above those registered in the market in terms of EBITDA, profitability and shareholder return policy.

Until the end of the year, as previously announced, EDP will present its 2010 Business Plan.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500 697 256

Reuters: EDPP.IN / EDP.N	CONSORTIUM EÓLICAS DE PORTUGAL WINS PORTUGUESE
Bloomberg: EDP PL / EDP US	TENDER FOR NEW WIND POWER LICENSES

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

Today, Eólicas de Portugal consortium, which includes the wind power operators Enernova (EDP Group), Finerge, Generg, TP – Térmica Portuguesa and the industrial partner Enercon, was notified, by the respective Jury, that it was placed in first place of the Phase A of the public tender started by the Portuguese Government for the attribution of new wind power licenses in Portugal. EDP has a 40% stake among the wind power operators that participate in this consortium.

The evaluation report presented by the Jury is still subject to preliminary hearing of the interested parties. Only then DGGE may take a decision regarding the award, in accordance with the terms and conditions of the tender programme.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 11, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer